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           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.   20549


                     AMENDMENT NO. 1 TO FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SEURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934


                      FINELINE PROPERTIES.COM, Inc.
          ---------------------------------------------------
               (Name of Small Business Issuer in its charter)


           Nevada                               58-2376296
-------------------------------   ---------------------------------------
(State or other jurisdiction of   (I.R.S. Employer Identification Number)
 incorporation or organization)


3250 West Market Street, Suite 302, Fairlawn, Ohio        44333
---------------------------------------------------    -------------
    (Address of principal executive offices)            (zip code)


                    330-678-5558 (Phone)   330-678-1334 (FAX)
     ---------------------------------------------------------------------
                         Issuer's Telephone Numbers


Securities to be registered under section 12(b) of the Act:


Title of Each Class            Name on each exchange on which
to be registered               each class is to be registered

--------------------------    --------------------------------

--------------------------    --------------------------------


Securities to be registered under section 12(g)of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 10,645,677 issued and outstanding as of September 30, 1999. Preferred Non-Voting Stock, $0.001 par value per share, 1,000,000 shares authorized, none issued nor outstanding as of September 30, 1999.

Copies of Communications Sent to:

                             Brain G. Dvorak, Esq.
                             Dvorak & Associates
                          500 N. Rainbow, Suite 300
                            Las Vegas, NV  89107
                   Tel: (702) 794-4992 - Fax: (702) 794-4532

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FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

FINELINE PROPERTIES.COM, Inc., ("FineLine Properties.com," "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

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               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 31
Item 3.  Description of Property.................................. 32
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 34
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 36
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 40
Item 7.  Certain Relationships and Related Transactions........... 41

Part II  ......................................................... 42

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 42
Item 2.  Legal Proceedings........................................ 43
Item 3.  Recent Sales of Unregistered Securities.................. 44
Item 4.  Description of Securities................................ 45
Item 5.  Indemnification of Directors and Officers................ 46

Part F/S ......................................................... 49

Item 1.  Financial Statements..................................... 49
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  49

Part III ........................................................  50

Item 1.  Index to Exhibits.......................................  50

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to the "Registrant" or the "Company" or "FINELINE PROPERTIES.Com" refer to FINELINE PROPERTIES.COM, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's Web site.

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                                  Part I


Item 1.  DESCRIPTION OF BUSINESS

A.  Business Development, Organization and Acquisition Activities

The Company was incorporated under the laws of the State of Ohio, on January 11, 1988. On or about March 30, 1998 the Issuer filed a Certificate of Merger with the Secretary of State of Nevada pursuant to an Agreement and Plan of Merger and Reorganization (see Exhibit 2.1) executed on February 27, 1998 between FineLine Properties, Inc. (Ohio) and FineLine Properties, Inc. (Nevada), which was incorporated on January 12, 1998. The Company filed Restated Articles of Incorporation on March 12, 1999, in Nevada, correcting the number of authorized common shares to 20,000,000, which was erroneously stated in the January 12, 1998 filed Articles (see Exhibit 3.1). By this merger, the Issuer effected a re-domiciling of the Company to the State of Nevada. The Company in accordance with Section 78.250 of the Nevada Revised Statues and as a result of the majority consent of shareholders executed on February 27, 1999 changed the name of the Company from FineLine Properties, Inc. to FineLine Properties.com, Inc. The Company is engaged in the creation, development, licensing and merchandising of cartoon characters.
The Company's mailing address is 3250 Market Street, Suite 302, Fairlawn, Ohio 44433, and its telephone number is (330) 678-5558. The Company's
E-mail address is: fineline@finelineproperties.com. The Company also maintains an Nevada address at 7631 Bermuda Road, Las Vegas, Nevada 89123 and a Studio at 110 West Main Street, Kent, Ohio, telephone number
(330) 678-4593.

1)  Principal Products, Services and Principal Markets.

The Company creates and develops cartoon characters for licensing and merchandising to major corporations for a fee and/or royalty payments which permits these companies to use the cartoon images. The Company, is a member of The International Licensing and Merchandisers Association (LIMA), located in New York City, which is the largest association of its kind. All major licensing, merchandising and related firms belong to LIMA whose membership generates approximately 75% of all licensing and merchandising revenues recorded in this $130 billion per year industry. With a base of 147 cartoon characters the Company is developing and or has licensing / merchandising agreements as well as associations in the United States, South American marketing region, Europe, and Asia.

(a) Operating History

The Company was first incorporated in the State of Ohio on January 11, 1988. Accordingly, the Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be considered in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering new and rapidly developing markets like the Internet. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks include, without limitation, the lack of broad acceptance of the company's products on the Internet, the possibility that the Internet will fail to achieve broad acceptance, the inability of the Company to generate significant e-Commerce-based revenues from Internet customers, the company's inability to anticipate and adapt to a developing

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market, the failure of the company's network infrastructure (including its server, hardware and software) to efficiently handle its Internet traffic, changes in laws that adversely affect the company's business, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the company's operations, the introduction and development of different or more extensive communities by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of traffic on its Web site, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions.

(b) Description of The Business

The Company operations entail a number of variables as a result of the creative nature of the business and industry. The Company researches trends in the industry and then creates cartoons that it believes fill a particular void and or accepts specific developmental assignments for the design of characters. These characters are drafted, reviewed, redesigned and finalized for either internal Company licensing and merchandising programs or as contracted for by special assignment. The Company, by request and/or as a condition of a specific license clause(s), will redraw the cartoons in varied poses, utilization's, etc, to fit defined design considerations as expressed by the Licensee or it can grant the Licensee the right to redraw the character(s) to fit conditions, specifications and or circumstances as granted under the license and as approved by the Company prior to public usage.

In addition to the aforementioned, the Company researches, implements and develops internally apparel designs for its own branded merchandise lines, animation concepts, software game designs, animation cells, and other product utilization(s) for those cartoon characters groups which are either unlicensed, or for segments of the licensing - merchandising process for which contracted licensing agreements have not been granted. The Company, at its own discretion, can decide to cease internal production and/or sales of merchandise items when a suitable outside Licensee applies for said rights to a Company revenue line.

(c) Company Products

The Company's product are cartoons and this begins with the creation and development of cartoon characters which are based either upon researched formats and niches, or as a result of requests by corporations for characters to be utilized in either brand identification, promotions or product introductions. At present, the Company has 147 trademarked and copyrighted cartoons which are in the following character groups: The Moodies(tm), The Tasties(tm), The Hogstturrs(tm), Soft(tm), The Majors(tm), The Icers(tm), The Hoopsters(tm), Red Zone(tm), The Kooties(tm), The eKids(tm), The Computoons(tm), The Internauts(tm), The Milk Drops(tm), The Healthy Dozen(tm). The Company also maintains an E-Commerce Internet Signature Store which sells FineLine branded apparel and products, ranging from designer shirts and women(s)
Jersey Tops and dresses, to T-shirts.

The products, goods and or services which the Company's cartoon characters can appear upon range from apparel items, board games, toys, dolls, lunch boxes, stickers, software games, posters, comic books, children's books, company event and promotional venues as well as animation for television, commercials and feature length movies.

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Additionally, the Company has developed the FineLine Signature Store, which has designed and established an e-Commerce Store on the Internet which sells over 90 different items, including various apparel items either embroidered or silk screened with Company cartoon characters. At present, the available merchandise includes T-shirts, Men's Casual Shirts, Men's Denim Shirts, Ladies Denim Shirts, designer shirts, casual shirts, Ladies Jerseys, Ladies
Jersey Dresses. The FineLine Sports Group includes products featuring football, baseball, basketball and hockey featured from entertainment institutions here in the United States, as well as globally. The Company has developed character groups for these sports using the specific sporting terms of each game to name the characters varied positions. Targeted at all age groups, these cartoon teams have a wide variable of merchandising, promotional and licensing possibilities. With established sports leagues in the United States, South America, Europe and Asia, the Company is targeting licensing and merchandising activities at all of these regions through a comprehensive program of internal efforts combined with licensing representatives. The Signature Store is accessible directly from the FineLine Properties new Internet Web site at http://www.finelineproperties.com.

(d) Specific Product Lines

The competitive factors and realities of the industry were all taken into account in the Company's developmental stage for the creation of its cartoon character groups. These character groups have a broad cross section of appeal as well as specified audience profiles. As the products of the Company are cartoon characters and cartoon character groups, said characters represent the basis for Company's marketing, licensing, merchandising activities and revenues. At present, the Company has 147 cartoons in 16 character groups for which the Company holds copyrights and trademarks on all of its cartoon character groups. The following are the Company's current character groups with a brief description:

1) The Moodies(tm)

The Moodies were developed to reflect human moods and emotions such as happiness, sadness, being broke, extravagance, etc. (the corresponding characters are - Happy(tm), Sad(tm), Penniless(tm), Extravagant(tm), etc.). The 9 cartoons in this character group (Happy(tm), Angry(tm), Extravagant(tm), Penniless(tm), Innocent(tm), Sad(tm), Ornery(tm), Worried(tm), Sexy(tm) have appeared on over 450 licensed products in over 20 countries as well as in promotions for the Wendy's Hamburger chain, Kellogg's Rice Krispies, Daiwa Securities of Japan, Tom McCan shoes and other venues. These characters are targeted at all age groups.

The Moodies(tm) are presently under license with The Marvel Entertainment Group, Inc. (Marvel Comics) in an international license and merchandising agreement. (See "--Strategic Alliances." and Marvel Agreement, Exhibit 10b)

2) The Tasties(tm)

These characters represent various taste sensations of the palette such as Chocolate(tm), Fruity(tm), Barbecue(tm), Hot & Spicy(tm), Natural(tm), Sweet(tm), Lite(tm), Sugar Free(tm), Whole Grain(tm), Salt Free(tm) for a total of 10 cartoons in this group. The characters are targeted at the age groups 4 through 12. The Tasties(tm) are presently under license with The Marvel Entertainment Group, Inc. (Marvel Comics) in an international license and merchandising agreement. (See "--Strategic Alliances.")

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3) The Hogstturrs(tm)

The Hogstturrs(tm) are cartoons based on the popularity of motor cycles in the United States as well as globally. An interesting cartoon family utilizing elements of the city mixed strongly with a country foundation. The appeal of these characters are age groups 9 through adult.

Based on the current motorcycle riding craze, The Hogstturrs(tm) are a cartoon family of 17 characters with personality types such as: Boss Hog(tm), Athletic Hog(tm), Grandma Hog(tm), Grandpa Hog(tm), Lucky Hog(tm), Doc Hog(tm), Sexy Hog(tm), Bubba Hog(tm), Hot Dog Hog(tm), Warrior Hog(tm), Humble Hog(tm), Rodeo Hog(tm), Butler Hog(tm), Hard Luck Hog(tm), Professor Hog(tm), Bodybuilder Hog(tm), and Construction Hog(tm) . These characters are targeted at the age groups 8 through young adults and adults. The Hogstturrs(tm) are presently under license with The Marvel Entertainment Group, Inc. (Marvel Comics) in an international license and merchandising agreement.

4) Y2K(tm)

Over the past four years and increasingly so as the millennium approaches, significant public and business attention has been focused on the global situation involving the potential for computer based problems brought about as a result of the digital computer clock cross over to the year 2000. The six Y2K(tm) characters give a face to this millennium bug depicted via humorous adaptations off of the main character theme. Offered free of charge for use by members of the media to help to publicize the Company, Y2K's media usage is gaining interest and inquiry as the year 200 draws closer. The characters appeal is targeted at all age groups.

Drawn to reflect various depiction's of the Millennium Bug, the six Y2K(tm) characters with names such as Shrug(tm), Crystal(tm), etc., are targeted at all age groups. The Y2K(tm) character group is current under license to Boein Co., Ltd., a division of Intersac, Ltd. of Seoul, Korea for the country of Korea, with agent representation rights for the Pacific Rim countries. In addition, Boein Co., Ltd. has options for all the other Company cartoon character groups which the Licensee can proceed to represent officially for a fee, based upon the area(s) of usage as well as territory(s). (See "Boein Agreement" Exhibit.)

5) Soft(tm)

A puffy, cuddly creature, Soft(tm) is primarily targeted at the preschool age group category. This character is not currently under license.

6) The Kooties(tm)

Developed and designed to appeal to all age groups, the Kooties(tm) utilize the well known word heretofore utilized to describe imaginary creatures. The name recognition value of the word - Cootie - adds instant consumer awareness for these characters. The foregoing benefits were translated into visual appeal by the creation of a character group with multiple image variations to provide animation and game story lines as well as appeal to the targeted audience via cartoons that signified differing attitudes.


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Based upon the extremely well known and heretofore unseen imaginary creature of our childhood, the Kooties(tm) moods are reflected by their color and by the condition of their hair which also changes with their moods.
The Kooties (tm) are Smiley(tm), Jumpy(tm), Meanie(tm), Scaredy(tm) and Gloomy(tm). These characters are targeted at all age groups. The Kooties(tm) are under option with Boein Co., Ltd. as well as in negotiation for licensing and adorn apparel items on the Company's Internet E-Commerce Signature Store.

7) The Computoons(tm)

The Company has developed other character groups to not only appeal to the aforementioned age groups (4 through 9), but to older audiences and their allied marketing, merchandising and licensing applications as well.

The computer, hardware and software variation of the eKids(tm), the Computoons(tm) were also developed to serve a multiple marketing, merchandising and licensing mode. These characters and their names, such as Scanner(tm), Plug and Play(tm), Keyboard(tm), Monitor(tm), etc. familiarize children ages 4 through 9 with computer terms as well as hardware and the applications range from teaching aids in an entertaining format, software games, board games, stickers, etc..

These 15 characters are named - Scanner(tm) - Plug(tm) and Play(tm) - Laptop
(tm) - Power Strip(tm) - Floppy Disk(tm) - Hard Drive(tm) - Monitor(tm) - Speaker(tm) - Printer(tm) - Keyboard(tm) - Touch Pad(tm) - Mouse(tm) - Modem
(tm) - CD Rom(tm) and were developed as a result of the high interest which children have in computers. The Company is developing storyboards with the Computoons(tm) interacting not only with themselves, but with children as well in a multiple role teaching, learning modes as well as entertainment, as children learn and understand faster when experiences are translated into memorable fun situations and events. Targeted at preschool and grades 1 through 4, these characters are in developmental storyboard, book and product stages. These characters are under option with Boein Co., Ltd. as well as in negotiation.

8) The eKids(tm)

The computer revolution brought about by the Internet has created an entire industry and sub industries where there were none just seven short years ago. The eKids(tm) are characters utilizing Internet terms, with the application variables for these cartoons ranging from software games, teaching aids, board games, stickers, and more. Designed specifically to appeal to age groups 4 through 9, the eKids(tm) are an example of the Company's broad cross sectional marketing and cartoon development strategy.

Representing the Internet side of the Computoons(tm), the 12 eKids(tm) represent Web terms such as Dot.com(tm), E-Mail(tm), Java(tm), Home Page(tm), Search(tm), Web(tm), Bit(tm), Byte(tm), Megabyte(tm), Cursor(tm), URL(tm), Pixel(tm) as international cartoon characters. Created with the same thought in mind as the Computoons(tm), the eKids(tm) represent a fun and entertaining way for children to become familiar with the Internet. Targeted at preschool and grades 1 through 4, these characters are in developmental storyboard, book and product stages. These characters are under option with Boein Co., Ltd. as well as in negotiation.

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9) The Internauts(tm)

These characters mesh the appeal of the computer and the Internet along with known software names for the category of eV.I.L.(tm) under Crash(tm), Hack(tm), Freeze(tm), Virus(tm), Surge(tm), Bug(tm); and eHeroes(tm) under Mainframe(tm), Matrix(tm), Hardrive(tm), Firewall(tm), Hyperlink(tm), Terabyte(tm).

These characters are being developed for a CD-ROM software game in the Company's own Software Games Division as well as marketing programs seeking licenses and/or merchandising items, games, etc. The age category appeal of these characters was designed and developed to be extremely broad based in that the Company has calculated the age group ranges from 7 through 27, utilizing the software games and board games as the basis for said wide demographic cross section. Further applications have become understood by the Company as a result of its e-mails from shareholders and inquiries. E-mail inquires have asked the company to include the Internauts(tm) on the Company's e-commerce Signature Store Web Site in apparel items as well as when a software game be available. These types of direct consumer feed back aid the Company in keeping in touch with the market as well as what people want.

10) eHeroes & e.V.I.L. (tm)

This character segment is another of the Company's computer related cartoon groups, the developed story for these characters is the relationship between good and evil. e.V.I.L.(tm) (Electronic Viral Infestation League) want dominance and control of your computer as well as the Internet and attack these systems from within. And where there is e.V.I.L.(tm), there are heroes, eHeroes(tm) to be exact. These characters combat e.V.I.L.(tm) where ever and when ever they rear their ugly heads in the never-ending battle to keep your computer and the Internet free for you to use as you wish. Company focus group tests surprising found that the age groups 4 through 7 were also highly interested in the Internauts(tm), when the Company thought that the operative age groups would be 8 through young adult, depending upon the merchandising mode, which spans animation, computer games, etc. These characters are under option with Boein Co., Ltd. as well as in negotiation.

11)  The Icers(tm)

A cartoon hockey team with team players sporting popular sports terms such as Target(tm), Deek(tm), Wheels(tm), Check(tm), Blue Liner(tm) and Sniper(tm) these character appeal to age groups 7 through young adult and are under option with Boein Co., Ltd. as well as in negotiation.


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12)  The Majors(tm)

Cartoon baseball players with sports term names such as Heat(tm), Wallcrawler(tm), Meaty(tm), Range(tm), Stretch(tm), Gunner(tm), Wheels(tm), Turn2(tm), Knuckles(tm), and Scoop(tm) these character appeal to age groups 7 through young adult and are currently in a promotional venue in Europe as a test as well as under option with Boein Co., Ltd.

13)  The Hoopsters(tm)

Cartoon basketball players with sports term names such as Got Game(tm), Inzone(tm), Floor Burns(tm), Punch(tm), Swatt(tm), Handles(tm), and Hops(tm) these character appeal to age groups 7 through young adult and are in a promotional test venue in Europe as a test as well as under option with Boein Co. Ltd.

14)  Red Zone(tm)

Cartoon football players with sports term names such as Slobberknocker(tm), Work Horse(tm), Clutch(tm), Hitman(tm), Shadow(tm), Snap(tm), Blindside(tm), Soft Hands(tm), Plug(tm), Pancake(tm), Laser(tm) these character appeal to age groups 7 through young adult and are in a promotional test venue in Europe as well as under option with Boein Co. Ltd.

15)  The Milk Drops(tm)

Developed as a special project under request, the Milk Drops(tm) are characters to be utilized depicting the health benefits of milk in promotional venues. This character group is designed to appeal to all age groups. These cartoons are currently in licensing negotiation.

16)  The Healthy Dozen(tm)

Developed as a special project for the egg industry, the Healthy Dozen(tm) will be utilized in promotions to extol the benefits of eggs. This character group is designed to appeal to all age groups. These cartoons are currently in licensing negotiation.

(e) Developing and Changing Market

The market for films and entertainment products and peripheral technologies is continually evolving and changing. The Company does not believe that these risks are material at this time. However, there can be no assurance that the Company's assessment of the market place is correct, nor that the Company's products will continue to be accepted in the future.

The profile for the Company's cartoon characters and character groups range from children aged 4 - 8, preteens 9 - 12, teenagers 13-19, young adults
20 - 26, adults 27 - 44, and older age groups as well. This extremely wide demographic profile is based upon the fact that the Company has 16 distinct character groups whose context and concepts were designed to provide the Company with the widest spectrum of age profiles. This cross-demographic profile strategy was specifically designed to enable one character group to help expose and sell another character group as a result of the diverse spread of cartoon types and categories. The market demographic spread is also enhanced by the various products, goods, services and entertainment mediums the product (cartoons) can be and are utilized for.

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The market for the Company's products consist of corporations which are sold under contract for the rights to utilize the Company's cartoon character images in various licensing and or merchandising formats, as well as to consumers who purchase products as offered by the Company from its e-commerce Internet Signature Store or other direct selling techniques. The contractual revenues for corporate licensing and merchandising agreements can vary from an average agreement of $50,000 per year, to $25,000,000 based upon the type of usage format, exposure patterns and or territories involved. Typically, an agreement in the neighborhood of $50,000 is for the use of a cartoon image on a product or extremely limited advertising format with territorial restrictions encompassing a city and or surrounding suburbs.

Generally, a licensing/merchandising agreement for the use of a cartoon image averages between $100,000 to $175,000 per year with a similar fee for some national licenses (countries in Europe, South America, Asia, etc.), for general category utilization's such as caps, T-shirts, etc. Toys, dolls and board games typically command license fees of between $175,000 to $300,000 per annum. The inclusion of a deal for animation for television multiplies the aforementioned figures 5 to 10 fold, with an animation deal bringing in revenues for all merchandising, licensing and broadcast rights in the areas of $15,000,000 to $50,000,000 per annum in the United States for a moderate success and $7,000,000 to $25,000,000 for Europe (England, Germany, France, Belgium, Italy, Spain, Switzerland). An animation deal in Europe, including the parameters as indicated, for one country can range between $1,500,000 to $10,000,000+ depending upon the country, station, population, merchandising and allied aspects.

Because cartoons appeal to varied age groups and take on a life of their own, cartoons which become animated can be sold, resold and sold over and over again thus never really losing their revenue generation capability, just the amount of revenues they take in based upon popularity at any given time in any given market / territory market. Unless it grants an international license, the Company is free to sell and contract licenses and merchandising agreements on a global basis utilizing only the laws of what the market will bear as the pricing ranges for these agreements. The more popular or exposed a character group is, the more in up front fees and overall contractual revenue guarantees it can command. In addition, as a character group gains in exposure, use and popularity - recognition, later licensing and merchandising agreements command considerably more in up front fees, contractual revenue minimums and guarantees than prior agreements.

The Company is also in the process of implementing, or is selling products directly to either consumers or corporations for those characters groups not under license for specific segments in specific regions, countries or areas. The Company's E-Commerce Signature Store on the Internet sells various apparel items for Y2K(tm), The Kooties(tm), The Internauts(tm), The Majors(tm), The Icers(tm), The Hoopsters(tm), Red Zone(tm), The Computoons(tm) and the eKids (tm) at present, and will continue to do so until a suitable license or merchandising agreement is reached which exceeds Company estimates for revenues for a specific character group and or product utilization.

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The Company is also designing computer software games via its Software Games
Division to sell completed versions first over the Internet as download versions for trial and then purchase. This marketing / merchandising methodology was selected due to the fact it eliminates the high cost outlays associated with the packaging and distribution of product in retail outlets. Via marketing and advertising campaigns conducted on the Internet as well as in other media, the Company can promote its software games, induce trial and then charge for the codes to release the full version all via the Internet. This elimination of costly packaging, distribution, and related costs permits the Company to maximize its investment in the games themselves, rather than portioning money for distribution and packaging measures thus lowering the break even, profit generation curve attainment point. The Company is interviewing game designers, developers and programmers for this new product segment with the schedule first game targeted for the third quarter of 2000.

Research and market conditions have uncovered that certain global market segments offer exceptional potential for new animation products as well as the market size to support a direct specialty product aimed developed specifically for that market. Traditionally, animation has been designed and targeted for the huge United States market, due to a common language and in place marketing, merchandising support systems to capitalize upon these efforts. Animators and animation companies in Canada, Japan, France and Germany devote talent and resources to the development of animation for the United States market and have innovated a number of successful series and shows. Naturally, these companies also develop and produce animated products for their home markets and in some cases neighboring countries, but mostly, those products are simply dubbed in the secondary language and sold as is with respect to the original version(s).

The second largest language market globally, Spanish, has exceptionally few animated products developed or designed for that market and culture save for those Spanish firms engaged in this market segment. Furthermore, the vast majority of animated products seen by children in the Spanish market are dubbed versions of public domain cartoons developed for the U.S. or other markets more than 20 years hence. The foregoing is due to the limited budgets in most Spanish markets (Brazil, Argentina, Venezuela, etc.), for original or current animation products and more specifically for animated products aimed at the younger generation. Entertainment in these countries utilize live shows and games which are less costly to air, are in the mode of the market itself and replace the lack of suitable and cost affordable animated product.

The Company, has researched the foregoing and as a direct result of the technological developments in enhanced animation software and computing power at affordable costs, is in the beginning stages of developing animation products specifically for this market segment. The Company is in the process of producing its own animated shorts for defined market segments in South America. Cost factors for animation software have dropped from $350,000 just seven years ago to $20,000 today for animation software used in movies such a "Star Trek", "Men in Black", "Rug Rats" etc. The high animation budget costs are a result of animation complexities and length, not software and hardware costs. Hardware capable of running animation software has dropped from the $200,000 Hewlett Packard and Silicon Graphics workstations of just 10 years ago to the present 450 Mhz Macintosh G3 series computers with benchmark speeds in excess of 700 Mhz due to unique backside cache architecture and other innovations. The foregoing has brought down the cost of setting up the appropriate software and hardware segment of animation development and production to well under $75,000.00. The process at the Company is in the beginning stages of storyboard development and scripts with a projected first animation project completion date set for the third quarter of 2000.

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

(f) Internet e-Commerce

The Internet has become a significant marketplace for buying and selling goods and services. Industry estimates that the amount of goods or services purchased in on-line consumer transactions will grow from approximately $14.9 billion in 1998 (Reference: Nua Ltd. Internet Survey 1999), to approximately $36 billion in 1999 (Reference: Boston Consulting Group 7/19/99). Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include online merchants offering broad product catalogs (such as books, music CDs and toys), those seeking distribution efficiencies (such as PCs, flowers and groceries) and those offering products and services with negotiable pricing (such as automobiles and mortgages). The Company believes that as the volume of online transactions increases, traditional retailers will offer a wide variety of products and services online. The Company believes that online companies provide businesses an opportunity to link Internet customers with like interests. The Internet allows marketers to collect meaningful demographic information.

The Company is utilizing the Internet as a global platform for the Company as well as for marketing, licensing and merchandising. The corporate Internet Web Site located at www.finelineproperties.com is comprised of over 75 pages showcasing the various character groups as well as information on the Company. This cyberspace brochure accomplishes more in the presentation of the Company than any printed material could as a result of the ease in updating and maintaining a current presentation of all corporate developments and cartoon lines. The Company established a presence on the Internet in early 1997 and has either upgraded or completely changed its web site on over 50 occasions as a result of new character additions, revised design elements and other factors.

The Company's Web presence is also reflected by its listing on over 30 search engines under 15 categories and cross reference headings. The foregoing is essential in alerting individuals of the Company's Web Site and driving them to it. To further increase the global nature of the Web Site, the Company is translating the entire site into Spanish, French, German. This coincides with the Company's physical move into the European market, not only via marketing, merchandising and licensing activities, but also by the establishment of a European office. With a population base of 379,596,000 people, this region exceeds the 274,028,000 individuals in the United States and represents the largest population base outside of China with its 1,255,698,000 people (Reference: United Nations Population Division, Department of Economic & Social Affairs 1998). In keeping with this, the Company is also engaged in market testing and preliminary market exposure programs via promotional venues in Europe, as well as the evaluation of licensing agents and the projected opening of a Signature Store in Madrid, which is tentatively scheduled for the first quarter of 2000.

The public relations aspect of the Company's Internet presence is reflected by the corporate Web Site on potential new customer's and or shareholders seeking information on the Company, or to see what the Company is and does.
A further extension of this is the e-commerce Signature Store which is directly accessible from the Company's Web Site. Offering over 150 differing apparel items ranging from T-shirts, casual shirts, dress shirts, ladies jerseys and dresses, the Signature Store is being expanded and upgraded in terms of look, product offerings and character group additions. Rather than approach the marketing and promotion of the corporate Web Site and e-commerce Signature Store Site as separate entity's, the Company promotes both sites via a singular strategy. This methodology has been undertaken in the recognition of the tremendous number of commercial sites on the Internet (in excess of 200,000 in the United States and 500,000 globally, Reference:
Computer Industry Almanac 1998), as well as the varied budgets and marketing activities of other firms. In reality, the Company, for its size and positioning within its industry, maintains an Internet presence which exceeds its competitors. Only firms such as Disney, Warner Brothers, Mainframe Entertainment EM.T.V. and The Cartoon Network are larger.

According to Nielsen Media 10/12/98, the Entertainment category for packaged software sales accounted for $861,900,000 out of the total $10,580,400,000 in packaged software revenues sold. They projected that during the first six months of 1999 almost 25% of consumers who connected to the Internet will make an on-line purchase. Of this total, Nielsen Media predicts these purchases will be up 1.8 million people to 2.7 million, with software up 1.2 million to 4 million from 9/97. In keeping with established trends, men account for 71% and consumers under 35 years of age represent 64% of all purchases made in this medium.

As a global marketing platform for the Company, the top 15 countries Internet usage patterns also closely resemble the Company's expansion plans (USA 54.7% of the total global Internet user population, Japan 7.97%, United Kingdom 5.83%, Canada 4.33%, Germany 4.07%, Australia 3.35%, Netherlands 1.39%, Sweden 1.31%, Finland 1.25%, France 1.17%, Norway 1.01%, Spain .92%, Brazil .86%,
Italy .84%, Switzerland .70%, Europe represents 21.97% of global Internet usage) (Reference: Computer Industry Almanac 1998.) Internet utilization in South America presently stands at just 4.8 million users at the end of 1998, but that figure is projected to increase to 19.1 million by the end of 2003, with e-commerce sales rising to $8 billion, up from $167 million in 1998, according to IDC Research 6/23/99.

To capitalize on the foregoing, the Company maintains an active and comprehensive Internet bulk e-mail program which is supported by the Company's Investor Relations Department's fast e-mail reply program. Under this operation, all e-mails are responded to a time frame of forty-eight hours, and replied to on an individual basis. This approach and care for inquiries has been well received by shareholders, e-commerce store purchasers and the general public. Corporate executives also reply, where warranted, to certain e-mails requiring their attention or when the subject manner dictates their response and/or attention.

(g) Dependence on Continued Growth and Viability of the Internet and E-Commerce

The extremely high growth rate and importance of the World Wide Web has been factored into the Company's immediate, as well as long range plans for both marketing, promotion and sales. The Company maintains a comprehensive 75 page corporate web site which showcases the Company's cartoon character groups as well as provides an in-depth and current picture of the Company's operations, progress, new developments and products. The Internet Corporate Web Site at - www.finelineproperties.com - also links directly to the Company's e-commerce Signature Store which sells directly to the public varied apparel items utilizing the Company's own cartoon characters.

With over 179 million on-line Internet subscribers and users worldwide and over 75 million in the United States, the importance of the Internet as a revenue medium is supported by the gross sales of over $14.9 billion in 1998 (Reference: Nua Ltd. Internet Survey 1999), with projections for that figure to exceed $36 billion on 1999 (Reference: Boston Consulting Group 7/19/99). Projections conducted by The Computer Industry Almanac (7/6/99), indicate that there will be over 133 million Internet users in the United States by the year end 2000, with worldwide Internet users expected to top 318 million. These growth rates exceed those for any medium during this period and mark the Internet as the number one consumer marketing tool.

Global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected.

With 51% of all Internet household incomes topping $40,000.00 (39.2% represent household incomes in excess of $50,000.00 per annum), over 77.8% of all Internet users in the United States have ordered over this medium. The foregoing, compares favorably with Europe, where 73.2% have ordered on-line, with the rest of the world's ordering rate at 64.7% (Reference: GVU 9th WWW Survey 4/98). The most important statistic to the Company is the age composition of both Internet users and buyers as well as their purchasing habits. Fully 28.1% of all Internet users are between the ages of 5 and 25, with another 15.7% in the 26 through 30 age group (Reference: Nua Ltd. Internet Survey 1999). This preponderance of youth on the Internet is also reflected in the percentage of how these age groups use the Internet. 54.8% of all individuals in the 11 through 20 age group have ordered on-line, with 74.1% of those in the 21 through 25 category buying, according to GVU 9th WWW Survey 4/98. These categories represent the prime demographic groups for the Company.

Management's understanding of this electronic medium is reflected in the corporate name, which is also the Company's web site address - FineLine Properties.com (Inc.). With the on-line e-commerce Signature Store in place, the Company will be designing special items and product lines for the upcoming Christmas holiday selling season as well as Millennium celebration. Management believes that the experience it has gained from having had an Internet presence for over two years has provided the foundation and platform to enable the Company to maximize on the current and future Internet explosion in growth, on-line sales and as a global marketing tool.

The Company's future success with its FineLine Signature Store, which sells various apparel items either embroidered or silk screened with Company cartoon characters is dependent upon continued growth in the use of the Internet. To generate product sales for FineLine Properties.com, Inc., the Internet's recent and rapid growth must continue, and e-Commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-Commerce arrangements may be materially negatively impacted.

If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected. Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-Commerce, such as a reliable network backbone, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit cared numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its products to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

The Internet may not be commercially viable in the long term for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their band width requirement, there can be no assurance that the infrastructure for the Internet and other on-line services will be able to support the demands placed upon them. In addition, the Internet or other on-line services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other on-line service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other on-line services also could result in slower response times and adversely affect usage of the Internet and other on-line services generally and FineLine Properties.com, Inc. in particular.
If use of the Internet and other on-line services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other on-line services does not effectively support growth that may occur, or if the Internet and other on-line services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition would be adversely affected.

(g)  Risk of System Failures

The Company's ability to facilitate trade successfully and provide high quality customer service, depends on the efficient and uninterrupted operation of its computer and communications through its designated Internet Service Provider
(ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems with its ISP could result in interruptions in the services provided by the Company.

In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or termination's of, the FineLine Properties.com service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In the case of frequent or persistent system failures, the Company's reputation and name brand could be materially adversely affected. Although the Company has implemented certain network security measures, the Company and its IPS are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer auctions. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. These outages and delays could adversely affect the level of Web usage and also the level of traffic for FineLine Properties.com, Inc. In addition, the Web could lose its viability due to delays in the development or adoption of new development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation.

(h)  Risk Of Capacity Constraints And Systems Failures

A key element of the Company's strategy is to generate a volume of user traffic to its Web site. The Company's ability to attract customers and to achieve market acceptance of its products depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's Web site and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the delivery of the number of impressions that are owed to advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages on and users of FineLine Properties.com increase, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to the Company's systems. Any disruption in Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services. The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in the interruption, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially and adversely affected.

(i)  Risks Associated With New Services, Features and Functions

There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations train the Company's management, financial and operational resources. The lack of market acceptance of the Company's products would result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

(j)  Online Commerce Security Risks

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the

Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

(k)  Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the

Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

(l) Risks Associated With International Operations

A component of the Company's strategy is to offer its products to international customers. Expansion into the international markets will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations.

To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

2) Description of The Industry (Licensing and Merchandising)

The Company's niche in the Licensing and Merchandising Industry, operates in the same manner as other cartoon companies such as Disney, Warner Brothers, Steven Spielberg's Tiny Toons, etc., in that it permits contracted companies to have the "rights" to use its copyrighted and trademarked characters for a negotiated fee in licensing agreements with an agreed upon royalty payment based upon unit sales. The negotiated fee is generally 10 to 15% of the projected sales estimates of the venture over a combined three year period with the royalty payments generally in the range of anywhere from 3% to 7% of net sales revenues as generated by the Licensee. License rights are granted to corporations in varied industries and the characters are utilized in many different formats and variations. A Licensee can use an image to adorn product items, packaging, in conjunction with a logo, or the image might be utilized for toys, games, dolls as well as in varied animated forms such as software games, television commercials, television shows and or feature length movies.

Licensing/merchandising rights can be territorial (such as a state or country), regional such as a few states or a few countries, national, multinational or international. These variables as well as the nature of the license being granted all affect the fee and royalty structure involved. In addition, a license might grant the Licensee the right to sublicense segments of the agreement as well as territories. In all cases, the agreement stipulates the projected minimum sales for the usage of the cartoon image(s), as well as the term over which the Licensee is active and indicates renewal options. The Licensor, has the right to revoke the license if the revenues from said agreement do not meet the minimums as stated in the agreement, as well as other stipulated contractual clauses.

3) Status of Any Announced New Product or Service

The Company has announced that it recently formed a "Software Games Division" for the development of interactive game platforms for its cartoon character groups. The Company plans to model its gaming strategies utilizing the industry standard techniques of Activision (ATVI), Electronic Arts (ERTS), and others. The company plans to utilize its Web Site as its retail outlet, which would enable it to avoid the high merchandising expenditures associated with software retail outlets. This Internet marketing approach will enable the Company to place its products in the over 200 Internet web sites which sell and or promote software games. The Internet sales strategy was decided upon as a based on the fact that approximately 15% of all software games are sold over the Internet with projections estimating this number might double by 2001.

Addintionally, in June, 1999 FineLine Properties.com Inc. announced that its Signature e-Commerce Store plans to include its latest new cartoon creations, THE RED ZONE and INTERNAUTS. The Company also announced a new pricing structure and the company's move to start marketing its product lines in Europe. The company has decided to add The Red Zone and Internauts to its apparel line up as a result of customer inquiries the company asking for these characters to be offered. At the same time, the Company also announced that it is reducing its prices for most items on its e-commerce store due to improved efficiencies in order techniques, economies of scale in supply costs as well as quantity manufacturing price reductions.

FineLine's planned entry into Europe will start in Spain as its initial European roll out market, moving into France, England and other countries thereafter. The company plans to test market some of its apparel lines in Spain to gauge initial acceptance and receptivity and met with highly favorable results. Management believes that in Europe, the younger generation is receptive to American music, movies and cartoons.

FineLine's planned entry into Europe will start in Spain as its initial European roll out market, moving into France, England and other countries thereafter. The company plans to test market some of its apparel lines in Spain to gauge initial acceptance and receptivity and met with highly favorable results. Management believe that in Europe, the younger generation is receptive to American music, movies and cartoons. Therefore, the company hopes to develop outlet store locations in Spain and later European countries to go with its Internet e-commerce branding strategy which is modeled on established and successful online.

4)  Competition

The Company's competition for its various cartoon characters includes such companies as Disney, Warner Brothers, DIC Entertainment, Mainframe Entertainment, Dreamworks and other internationally known cartoon firms in the forefront of the industry. Due to the already established positioning of these firms as well as their long standing network television, movie industry, licensing, merchandising arrangements and consumer awareness, management at

FineLine Properties.com, Inc. feels that their status does not represent actual direct competition for the Company at this time. Management, based upon an analysis of past industry trends with regard to newer cartoon character groups, feels that the Company's competition stems from less well known cartoon character companies with new cartoon introductions, as this is the theater where direct competition for the Company's character lines will come from.

The foregoing is based upon factors such as the competition for licenses with companies looking for new and up and coming cartoons that demonstrate the potential to capture the minds of targeted consumer profiles. As this represents the actual direct competition at this time for the Company, management prepared for this by the development of a broad assortment of different cartoon character types aimed at differing yet overlapping demographic profiles. The foregoing was undertaken and planned for by the Company's development of its broad cross section of cartoon character groups designed to appeal to varied age group categories as well as competitive variables.

The popularity of cartoons as both an entertainment, marketing and revenue medium has been demonstrated by the movie industry, the television industry, toy and game industries, software industry and advertising. In 1998, more feature length animated movies were released than at any time in the industry's history. The popularity of cartoons as both an entertainment, marketing and revenue medium has been demonstrated by the movie industry, the television industry, toy and game industries, software industry and advertising. In 1998, more feature length animated movies were released than at any time in the industries history. "Mulan", Out of Egypt", "Antz", "A Bug's Life", "The Rug Rats Movie" are examples of Hollywood's understanding of the universal audience appeal and entertainment value of cartoons.

Television is the medium which fueled the foregoing, via prime time programming and the success of such animated series as "The Simpson's", "King of the Hill", "Dilbert" and others. The advertising industry has always known that kids, puppies, kittens and cartoons with their "cute" appeal, have the highest consumer recall factor in commercial focus group tests. Companies such as AT&T with his Michael Jordan Space Jam buddies, the Tazmanian Devil Chevrolet commercials, Warner Brothers use of the Warner Frog to publicize its television programming, and other examples point to the longevity, selling appeal and revenue generation of cartoons.

The Company has understood the foregoing and developed cartoon character groups designed to capitalize upon these variables. Rather than focus upon a single age group segment, the Company has undertaken the development of character group types which either address broad demographic profiles, or attract segments of the market by virtue of the broad character group profiles.

The Company competes with some major companies. Many of these competitors have substantially greater resources than the Company. The Company has identified a niche in the market. Should a larger and better financed company decide to directly compete with the Company, and be successful in its competitive efforts, the Company's business could be adversely affected.

The market for selling apparel products over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially-available software. The Company potentially competes with a number of other companies marketing similar products over the Internet. Competitive pressures created by any of the Company's competitors, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes that the principal competitive factors in its market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, WEB site convenience and accessibility, price, quality of search tools and system reliability. Some of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than the Company. In addition, other on-line trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other on-line services increases.

Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than the Company or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brands. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to services that compete with the Company. Although the Company plans to establish arrangements with on-line services and search engine companies, there can be no assurance that these arrangements will be renewed on commercially reasonable terms or that they will otherwise bring traffic to the FineLine Properties.com WEB site. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

5) Customers

The Company believes that establishing and maintaining brand identity is a critical aspect of its efforts to attract new customers, Internet traffic and advertising and commerce relationships. In order to attract new customers, advertisers and commerce vendors, and in response to competitive pressures, the Company intends to make a commitment to the creation and maintenance of brand loyalty among these groups. The Company plans to accomplish this, although not exclusively, through advertising its Web site through the various search engines, through other Web sites, marketing its site to businesses/customers through e-mail, online media, and other marketing and promotional efforts.

There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brands. Further, there can be no assurance that any new users attracted to FineLine Properties.com will conduct transactions over FineLine Properties.com. on a regular basis. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company's existing or future strategic relationships fail to promote the Company's brand or increase brand awareness, the Company's business, results of operations and financial condition would be materially adversely affected.

6) Strategic Alliances

The success of the Company will be dependent in part upon a number of strategic relationships that the Company intends to enter. At present, the Company is in discussions with several companies, both locally and internationally. The amount and timing of resources which future strategic partners devote to assisting the Company will not be within the control of the Company. There can be no assurance that strategic partners will perform their obligations as expected or that any revenue will be derived from strategic arrangements. If any of the Company's strategic partners breaches or terminates an agreement with the Company, or otherwise fails to conduct its collaborative activities in a timely manner, the development, commercialization, or marketing of the product, which is the subject of the agreement may be delayed and the Company may be required to undertake unforeseen additional responsibilities or to devote additional resources to development, commercialization or marketing of its products. The inability to enter into strategic relationships or the failure of a strategic partner to perform its obligations could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to negotiate acceptable strategic agreements in the future. Or that the resulting relationships will be successful, or that the Company will continue to maintain or develop strategic relationships, or to replace strategic partners in the event any such relationships are terminated. The Company's failure to maintain any strategic relationship could materially and adversely affect the Company's business, financial condition and results of operations.

The Company has an agreement with The Marvel Entertainment Group, Inc. which is dependent upon factors which are not under or within the Company's control.
As a result, the Company will not estimate or project revenues for which it has no basis for determining the soundness of the estimates or related factors comprising same. The Company received a flat payment from The Marvel Entertainment Group, Inc., in 1997 for $25,000.00 as a signing and conditional payment based upon Marvel proceeding under a schedule spread over a three year period, with secondary payments during said term to secure permanent retention of these character groups by Marvel. If the secondary payment schedules are not exercised by Marvel, which include certain revenue totals, these character groups revert back to the Company. After such period, if either Marvel elects, or it has failed to meet certain revenue minimums, the Company can elect to exercise its option to reclaim The Moodies(tm), Hogstturrs(tm) and Tasties(tm). As the performance of Marvel under this international licensing agreement is subject to considerations outside of the Company's control, scheduling, promotion of the indicated cartoon characters and other factors, estimation of revenue results for these character groups has not been included here.

7) Potential Fluctuations in Operating Results; Quarterly Fluctuations

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's
control. See "--Operating History."   As a strategic response to
changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

In particular, in order to accelerate the promotion of FineLine Properties.com. Inc., the Company intends to heavily market its Web site.
The Company believes that it may experience seasonality in its business, with use of the Internet and FineLine Properties.com being somewhat lower during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. Additionally, seasonality may affect significantly any potential advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods.

There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition to selling its brands, it is the Company's strategy is to generate additional revenues through e-Commerce arrangements including for other companies to advertise on the company's Web site. There can be no assurance that the Company will receive any material amount of revenue under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations.

8)  Raw Materials and Suppliers

The Company is a service-type, which creates cartoons, and thus does not use any raw materials or have any principal suppliers of raw materials.

9) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company relies on a combination of copyrights, trade secret laws and non-disclosure agreements to protect its proprietary technology. At present, the Company has 147 trademarked and copyrighted cartoons which are in the following character groups: The Moodies(tm), The Tasties(tm), The Hogstturrs(tm), Soft(tm), The Majors(tm), The Icers(tm), The Hoopsters(tm), Red Zone(tm), The Kooties(tm), The eKids(tm), The Computoons(tm), The Internauts(tm), The Milk Drops(tm), The Healthy Dozen(tm). The Company's success will depend to a significant degree on its ability to obtain and maintain copyright protection and preserve its trade secrets, and operate without infringing on the proprietary rights of third parties. The company also seeks to protect its intellectual property rights by limiting access to the distribution of its software, documentation and other proprietary information.

Many of the processes and much of the know-how of importance to the Company's technology depend upon the non-patentable technology, knowledge, and experience of its technical personnel and collaborators. To help protect its rights, the Company requires employees, collaborators, and significant consultants and advisors with access to confidential information, to enter into confidentiality agreements with the Company. There can be no assurance, however, that these agreements will provide adequate protection for the Company's trade secrets, know-how or proprietary information in the event of any unauthorized use or disclosure. The Company's success and ability to compete is dependent in part upon its proprietary technology. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

The Company regards substantial elements of its Web site and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods.
The Company plans to enter into confidentiality agreements with its future employees, future suppliers and future consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently.

Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company, including claims that by directly or indirectly providing hyperlink text links to Web sites operated by third parties. Moreover, from time to time, the Company may be subject to claims of alleged infringement by the Company or service marks and other intellectual property rights of third parties. Such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

10)  Regulation

The law relating to the liability of online companies is currently unsettled. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their Web site. Several private lawsuits seeking to impose such liability upon other online companies are currently pending.

11)  Effect of Existing or Probable Government Regulations

Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company and other online providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Several States have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new legislation, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company may facilitate sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as foreign corporation in particular state or foreign country.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitution law.

Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, for third-party activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

12) Research and Development Activities

The Company, among other things, plans to execute its business and marketing strategy successfully, continue to develop and upgrade its technology and information-processing systems, meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel provided the company can generate sales and profit.

The Company also needs to develop and identify products that achieve market and licensing acceptance. There can be no assurance that any company, including FineLine Properties.com, will achieve market acceptance. No assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or be profitable. The market for the Company's products are characterized by an increasing number of market entrants. As is typical of any new and rapidly evolving market, demand and market acceptance for products are subject to a high level of uncertainty and risk. Moreover, because Internet market is new and rapidly evolving, it is difficult to predict its future growth rate, if any, and its ultimate size. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's business, results of operation may be materially and adversely affected.

There can be no assurances the Company will be successful in accomplishing all of these things, and the failure to do so could have a material adverse effect on the company's business, results of operations and financial condition.

13)  Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect is operations.

14)  Employees

The Company presently employs five full time employees and eleven part time or contracted artists, programmers and designers. Three full time employees are working management employees.

(i) The Company's performance is substantially dependent on the performance of its president, Robert Petry. In particular, the Company's success depends on his ability to develop, design and market the company's products.

(ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel.

(iii) There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

15)  Year 2000 Compliance

The Year 2000 issue is the potential for system and processing failures of data-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transaction The Company may be affected by Year 2000 issues related to non-compliant information technology ("IT") systems or non-IT systems operated by the Company or by third parties.

The Company does not design, develop, produce or manufacture products which utilize processors or other electronic devices which would or does put it in the position of having problems with Year 2000 compliance. All corporate computers have been purchased after 1997 and are Apple Macintosh computers which management believes has no year 2000 compliance problems. All corporate software has been purchased and or replaced after 1997, and management also believes this software has no Year 2000 compliance problems.

At this time, the Company is not currently aware of any Year 2000 problems relating to systems operated by the Company or by third parties that would have a material effect on the Company's business, results of operations or financial condition, without taking into account the Company's efforts to avoid such problems. Based on its assessment to date, the Company does not anticipate that costs associated with remediating the Company's non-compliant IT systems or non-IT systems will be material, although there can be no assurance to such effect.

The Company believes that the primary business risks, in the event of such failure, would include, but not be limited to, lost of potential revenues, increased operating costs, loss of customers or persons accessing the Company's Web site, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

16)  The Industry & Potential Effect on the Company's Plan of Operations

The overall international licensing and merchandising industry market size in terms of annual revenues, is in excess of $130 billion per year and the industry has been growing at an annual rate of between 7 to 10% per annum for the past 15 years (Reference: International Licensing and Merchandisers Association (LIMA), 2/99). These revenues come from items, goods and services such as toys, dolls, board games, computer games, stickers, decals, lunch boxes, apparel items, food, corporate logos and spokescartoons, movies, animated television shows, animated shorts, commercials, advertising, books, comics, posters, animation cells, stationary, greeting cards, wrapping paper, corporate promotions, special events, promotional tie-ins, license plate decorations, etc.

The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Web sites, has made the Internet an important new mass medium. Industry estimates that the number of Web users exceeded 68 million in 1997, and will grow to over 319 million by 2002. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites. As a result, the Internet has become a compelling means to advertise and market products and services. With the volume of sites and vast abundance of information available on the Internet, users are increasingly seeking an online home where they can interact with others with similar interests and quickly find information, products and services related to a particular interest or need.

The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend in part on its ability to continually improve the performance, features and reliability of the site in response to both evolving demands of the marketplace and competitive product and service offerings; and, there can be no assurance that the Company will be successful in doing so. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure, which could have a material adverse effect on the Company's business, results of operations and financial condition.

17) Present Licensing Status

The Company markets its character groups via mass mailings to major firms, licensing agents and manufacturing firms which produce licensed products. As a member of the International Licensing and Merchandisers Association out of New York (LIMA), the Company belongs to the largest licensing group in the world. Its membership includes such companies as: Disney, McDonalds, The National Hockey League, The National Football League, Major League Baseball, Warner Brothers, etc. The licensing and merchandising industry generated over $130 billion dollars globally in 1998 and has been growing at the rate of 10% per a year for the past fifteen years.

The company has entered into a licensing representation agreement with the firm of Fierst & Pucci, LLP, of Northhampton, Massachusetts. The licensing and merchandising industry, is essentially an entertainment based category, and as such affiliations, positioning and associations represent important factors. Mr. Frederick Fierst is known for his involvement with the success of the Teenage Mutant Ninja Turtles, which at the time broke all records in the industry for revenue generation (in excess of $400 million globally).
This associative development provides the Company with licensing representation at levels of the industry hierarchy which the Company might not have been able avail itself of for some time. At the same time, there are no assurances that any new associations will develop.

                                Item 2


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Forward Looking Statements

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions, competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements.
The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

1) Plan of Operations

The Company is engaged in the business of the design and development of new cartoon character groups, internal merchandising, external licensing, merchandising and promotion to primarily corporations who then either manufacturer products for sale to consumers or utilize the Company's cartoons in promotions, advertising, animation or similar aspects. The Company has financed its operations to date through the sale of its securities (see Item 10-Sales of Unregistered Securities) as well as licensing revenues and direct sales from the corporate e-commerce Internet Signature Store site.

With the addition of the 12 new cartoon product lines introduced in 1999, the Company is expanding upon its revenue generation strategies for licensing, merchandising, Internet e-commerce Signature Store sales, new product development in the form of computer software games, internal animation shorts and new cartoon character introductions to capitalize upon these diverse spread of character types and their corresponding demographic profiles. The foregoing, will be accomplished via the indicated procedures, techniques and operational venues as detailed under Internet and Internet E-Commerce and The Market, in this document.

2) In its twelve month operating period ended December 31, 1998, the Company incurred a net loss of $1,208,435 from operations. The Company generated revenues from operations for the same period of $22,544. For the most recent nine month operating period ended September 30, 1999, the Company incurred a net loss of $379,084 from operations. The Company generated revenues from operation for the same period of $7,500.

An original stock offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504, of the Act. January 19, 1988, two founding shareholders purchased, at that time the outstanding and issued stock, which now equates to 3,956,350 shares of the Company's authorized but unissued treasury stock for bearing the cost of incorporating. Additionally, on March 13, 1998, the Company completed an offering of seventy-eight thousand Fifteen shares (78,015) at two dollars and fifty cents ($2.50) per share of the Common Stock of the Company to approximately 78 unaffiliated shareholders. The Company raised one hundred ninety-five thousand thirty-seven dollars and fifty cents ($195,036.50) through this offering.
This offering was made in reliance upon an exemption from registration provisions 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. In connection with this Offering, the Company issued three (3) Stock Purchase Warrants for each share sold during this Offering. This represents 234,045 shares of Common Stock (the "Warrants"). These Warrants are exercisable at $2.50 per share on or prior to November 28, 1999, the expiration date of the Warrants. The Company may call the Warrants for exercise, on fifteen (15) days notice if not exercised by the shareholder(s) prior to the expiration of the fifteen (15) days notice period should the average closing bid price for the Company's Common Stock is equal to or greater than $3.00 per share of Common Stock for any consecutive period of ten (10) consecutive trading days. No Warrants have been exercised as of August 31, 1999. As of August 31, 1999, the Company has nine million one hundred forty-five thousand four hundred seventy-seven (9,145,477) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately one hundred eleven (111) shareholders of record, including the company's founder. Five Million Four Hundred Forty-eight Thousand Three Hundred Fifty (5,448,350) common shares of the total number issued are restricted shares. The Company issued 1,000,000 shares of its common stock in January, 1999 for $200,000 in cash and a note receivable in the amount of $590,000. In March, 1999, the Company issued 500,000 shares of its common stock for a note receivable in the amount of $400,000. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold delineated above will be sufficient to provide the Company's capital needs for the next twelve (12) months.

The Company currently anticipates that it has enough available funds to meet its anticipated needs for working capital, capital expenditures and business expansion for the next 12 months. The Company expects that it will continue to experience negative operating cash flow for the foreseeable future as a result of significant spending on advertising and infrastructure.

If the Company needs to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the Company's Common Stock. The Company does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lessor extent not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

3) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

4) Management believes that the Company's future growth and success will depend on its ability to find products and suppliers who will permit such products to be sold over the Internet, and to find customers for these products. The Company expects to continually evaluate its potential products to determine what additional products or enhancements are required by the Internet marketplace.

The Company has yet to incur any research and development costs January 1 through June 30, 1999. The only research and development the Company plans to incur in developing suitable products which offer the Company potential for revenues and profits, as the Company markets these products through their Web site.

(5) Management does not anticipate any significant changes in the number of its employees over the next approximately twelve (12) months.

B.  Segment Data

     For fiscal year, ended December 31, 1998, $22,544 sales revenue has been generated by the Company. For the first nine months of fiscal year 1999, the Company generated $7,500 from operations. There is no table showing percentage breakdown of revenue by business segment or product line is included.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company leases its executive offices at 3250 Market Street, Suite 302, Fairlawn, Ohio 44333 and maintains a Artist Studio at 110 West Main Street, Kent, Ohio 44240. The Company also maintains an office address at 7631 Bermuda Road, Las Vegas, Nevada 89123.

The Company holds United States Trademarks and Copyrights for the cartoon characters as described under Copyrights and Trademarks. As indicated in the financial statements, the value(s) of these trademarks and copyrights varies in relationship to the licenses, merchandising and other agreements the Company has or projects with corporations. In the case of estimated value, such is calculated based upon outstanding agreements as well as the revenue generation potentials in accordance with GAAP accounting standards.

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the end of the fiscal year, 1998, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.


Title   Name & Address                     Amount of       Percent
of      of Beneficial         Date         shares          of
Class   Owner of Shares       Acquired     held by Owner   Class
------  ---------------       --------     -------------   --------
Common  Robert Petry(1)        01-19-88    3,263,000       30.65 %

Common  Traveler's
        Investments, Ltd.(2)   04-30-98    1,211,000       11.37 %

Common  Harcourt Wiltshire(3)  01-19-88      693,350        6.51 %

Common  Sidney Rudick(4)       02-18-99       10,000        0.001 %

Common  Carl White(5)          02-18-99       10,000        0.001 %
 ---------------------------------------------------------------------

All Executive Officers Beneficial Owners
    and Directors as a Group (5 persons)   5,187,350       48.53 %



(1) Robert Petry, President/CEO, 7337 Westview Drive, Kent, OH 44240. Additionally, Robert V. Petry II, son to Robert Petry owns 140,000 shares of common restricted stock.

(2) Traveler's Investments, Ltd., East Bay Street, Nassau, Bahamas

(3) Harcourt A. Wiltshire, Retired Officer of Company, 4362 SW 52 Street, Fort Lauderdale, FL 33314

(4) Sidney Rudick, Secretary, 4362 SW 52 Street, Fort Lauderdale, FL 33314

(5) Carl White, 3250 Market Street, Suite 302, Fairlawn, Ohio 44433,

B.  Persons Sharing Ownership of Control of Shares

Robert Petry, President/CEO and Traveler's Investments, Ltd., owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

The Company issued three (3) Stock Purchase Warrants for each share sold during its 504 Offering. These Warrants represent 234,045 shares of Common Stock (the "Warrants"). These Warrants are exercisable at $2.50 per share on or prior to November 28, 1999, the expiration date of the Warrants. The Company may call the Warrants for exercise, on fifteen (15) days notice if not exercised by the shareholder(s) prior to the expiration of the fifteen
(15) days notice period should the average closing bid price for the Company's Common Stock is equal to or greater than $3.00 per share of Common Stock for any consecutive period of ten (10) consecutive trading days. No Warrants have been exercised as of August 31, 1999. (See: Management's Discussion and Analysis of Plan of Operations, Number 2.)


E.  Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


Name                         Age              Position
--------                    ------           ----------
Robert Petry                 53              President
                                             Chairman of the Board

Carl White                   44              Vice President, Director

Sidney Rudick                64              Vice President, Board Secretary


A list of the current officers and directors of the Company appears below. The directors of the Company are elected annually by the shareholders. The officers serve at the pleasure of the Board of Directors. The directors do not presently receive fees or other remuneration for their services save for the reimbursement of travel and accommodation expenses directly associated with the attendance of Board meetings.

B. Family Relationships

None - Not Applicable

C. Work Experience

Robert Petry, President Chairman of the Board

1969 - 1975, President, Growth Opportunities, Inc., Kent, Ohio. Owned and operated a financial, investment company which assisted individuals in opening store and mall based business of various types for an equity position. He created business financing measures, bank loan assistance and document preparations, equity partnerships and lease negotiations. The company employed seven people and grew from an initial one outlet to ownership participation in over 20 business operations in the immediate region. During its operations, the company helped to finance and open over 43 businesses.

1975 - 1988, President, RVPetry Enterprises, Inc., Kent, Ohio. Owned and operated this real estate investment company which located and financed various real estate ventures in the Kent, Fairlawn areas on a company owned and well as multi partnership basis for varied speculation, income, growth and tax shelter variables in differing percentages of ownership. The company brought, sold and owned properties ranging from farms to small mall outlets and both single and multi-residential properties under varied methodologies and participation levels.

1988 - Present, President, FineLine Properties, Inc., Fairlawn, Ohio. Established using the resources of RVPetry Enterprises, Inc., FineLine became a cartoon development company in its own right after participating as a financial resource for various companies needing start up capital and management expertise. The company acquired the rights to various cartoon characters which it utilized to transform its operations to full time cartoon creation and development in 1995.

His duties with the Company are defined as follows, from the Company
By-laws:

Section 3. President. The President shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall control all business affairs of the Corporation including, but not restricted to, routine purchasing of inventory, sales and marketing strategies pursued, hiring and firing of employees of the Corporation, determination of salaries of employees, risk management, etc. and the devolution of any of these duties to subordinates as he or she deems necessary and appropriate. He or she shall execute the decisions of the Board of Directors in a timely manner, or on any other relevant corporate matter, as Directors or any Director shall dictate, within the bounds of these By-laws.

Section 7. Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the Corporation or adjournments thereof. The Chairman of the Board shall be elected by, and serve exclusively at the discretion of, the Board of Directors, and shall serve a term co-incident with that of all other Board members. The Chairman of the Board of Directors shall be the spokesperson for the Board of Directors, unless he or she assigns this duty to another Director. The Chairman of the Board of Directors shall have no special powers other than those explicitly described in this Article.

Personal Data: Date of Birth: 7/25/46, Married, Three children excellent health. Education: 1961 - 1965, Kent State University High School, Kent, Ohio; 1965 - 1969, Kent State University, Kent, Ohio, Business Degree.


Carl White, Director

1977 - 1982, Producer, Director of Prime Time Programming, Major Market Video Productions, Inc., Long Beach, California

Responsible for the selection properties as well as editing of purchased properties for cable television broadcast in the Southern California region. Supervised a staff of eight employees in the production department and reported directly to the Vice President of Program Development / Marketing of the company. Duties included serving on the finance committee, and interfacing with the editing department as well as outside contact with cable companies. Attended and organized trade show participation, presentations and assisted in marketing program Development and implementation.

1982 - 1984 Distribution Manager, First Tell, Inc., Hollywood, California. Organized and arranged the distribution of video properties in the Western Region of the United States, California, Nevada, Colorado, Washington, New Mexico and Utah, to cable television stations of video programming as well as selected movies. Opened up markets in Utah, Washington and New Mexico for the distribution of product, as well as expansion of the company's programming lines to include movies.

1983 - Present, Co-Owner Belmont Heights Manor, Long Beach, California Assisted in the founding of a senior care facility with his mother
Mrs. White who secured financing and backing to set up the first 8 person care unit which remained in operation for six years before moving to the present location which maintains and cares for 34 patients. Licensed by the State of California, Belmont Heights Manor has established a reputation for personal care of its residents that has enabled it to secure a clientele of higher income retirees thereby permitting the company charge rates which allow the operation to maintain its high standards.

1996 - Present, Director FineLine Properties.com, Inc.
A member of the Board of Directors, Mr. White serves the Company in the capacity as follows: Section 1. By-Laws, Nominative Offices. The named offices of the Board of Directors shall be that of a President, a Treasurer, and a Secretary. A single Director may hold more than one named office, but not more than two. Such Directors as do not hold a named office shall be called and considered Members-at-Large of the Board of Directors.

Personal Data:  Date of Birth: 1/6/55, Single, excellent health.
Education: 1969 - 1973, Long Beach Poly High School, Long Beach, California; 1973 - 1975, Long Beach City College, Long Beach, California; 1975 - 1977, Long Beach State, Long Beach, California, Bachelor of Arts Degree

Sidney Rudick, Secretary, Treasurer

1943 - 1945, United States Marines, Honorable Discharge

PROFESSIONAL

Sidney Rudick, Secretary, Treasurer

1943 - 1945, United States Marines, Honorable Discharge PROFESSIONAL

1946 - 1950, Furniture Manager, Hearn's Department Store, Bronx, New
York. Began as a trainee working various departments within the department store and was promoted to Manage the furniture and furnishings department after two years. Reported directly to the Floor Manager.

1950 - 1955, Electronics and Furnishings Manager, R.H. Macy's, Manhattan, New York. Managed these departments at Macy's Herald Square location in Manhattan. Responsibilities included personnel management, inventory and promotional venues. Increased floor revenues per square foot to equal the higher volume cosmetics and personal beauty aids departments. Oversaw a department of 24 people.

1955 - 1962, Sales Manager, Montgomery & Company, New York, New York. Started in one of the first retail carpet operations in the United States servicing both business and residential locations. Prior to this, carpet was sold and installed by the mills themselves through their outlets. Directed efforts and a sales force that established regional accounts as well as supplier relationships with the various mills.

1962 - 1993, President, Carpet & Draperies, New York, N. Y. And Fort Lauderdale, Florida Founder of this home decoration and installation business which services the Dade and Broward Country regions of Southern Florida. The company grew from a one person establishment to the become the leader of carpet and drapery retailing installations in the state of Florida during 1984 through 89. Pioneered various retail advertising placement/display ads which enabled the company to obtain the sales volume to accomplish the foregoing.

1993 - Present, Owner, Installations Etc., Inc., Fort Lauderdale, Florida.
The business specializes in offering carpet at discount prices to residential and businesses and measures as well as sees to the installation completion and satisfaction. The company services the Southern Florida region.

1996 - Present, Secretary - Treasurer - Director, FineLine Properties, Inc., Fairlawn, Ohio. Serve as a member of the Board of Directors in the capacity of Secretary and Treasurer. Responsibilities include the defined duties for these positions as contained in the Corporate By-laws, as:

Section 5. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and the Board of Directors; (b) see that all notices are duly given in accordance with the provisions of these By-laws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary of each shareholder;
(e) sign, with the President, certificates for shares of the Corporation which have been authorized by the Board of Directors or the shareholders;
(f) have general charge of the stock transfer books of the Corporation; and
(g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the Chairman or Board of Directors.

Section 6. Treasurer. The Treasurer shall (a) have custody of and be responsible for all funds and securities of the Corporation; (b)receive and give receipts for all money due and payable to the Corporation, and deposit all such moneys in the name of the Corporation in such banks or other depositories as shall be designated by the Board of Directors; and (c) in general perform all of the duties incident to the office of the Treasurer and which may be assigned to him or her from time to time by the Chairman of the Board.

Personal Data:  Date of Birth 4/22/25, Divorced, Three children, excellent
Health.   Education: 1936-1940, Dewitt Clinton High School, Bronx, N.Y.

D. Involvement on Certain Material Legal Proceedings During the Last Five
   Years.

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

(5) The directors serve for a term of one year, as stated in the Company's By-laws, the directors are elected at the annual meeting of the stockholders which shall be held on the third Friday in February.

Members of the Board of Directors hold office and serve until the next annual meeting of the shareholders of the Company or until their respective successors have been elected and qualified. Executive officers are appointed by and serve at the discretion of the Board of Directors. The Company's directors do not currently receive any cash compensation for service on the Board of Directors save for the reimbursement of travel and accommodation expenses directly associated with the attendance of Board meetings.

ITEM 6.  EXECUTIVE COMPENSATION

A. Remuneration of Directors and Executive Officers

The following table sets forth the cash and noncash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered during the fiscal year ended December 31, 1998.


Annual Compensation
                                                                 Deferred
Name                Position              Salary        Bonus    Salary
--------            ---------             ----------    ------   ---------
Robert Petry        President             $90,000       0        0


Carl White          VP, Director          $55,000       0        0

Sidney Rudick       VP, Board Secretary   $55,000       0        0


The Company entered into five-year employment agreement with Robert Petry effective June 1, 1996 and other executives. The agreements require each of these individuals to devote their entire productive time, ability and attention
to the business of the Company during the term of the agreement.   As of the
date of this agreement, they provide for the payment of a base salary of $90,000.00 to Mr. Petry, with the aforementioned salary from the date of these agreement until deferred until January 1, 2000. During the indicated period Mr. Petry is paid expenses only for business directly associated with the administration and running of the Company. The agreement also provides for automatic adjustments to base salary and cash bonuses from the Company upon the satisfaction of certain performance goals based upon gross sales by the Company during a rolling 12 month period. Employment agreement between the Company and Mr. White and Mr. Rudick call for these individuals to be compensated at the rate of $55,000.00 as base salary with performance options starting in January 2000. (See Exhibit 10 (b), (c), (d), "--Employment Agreements.")

B. Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions since the beginning of fiscal year 1999, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

                               PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

A.	Market Information

(1) The Company's common stock is listed and trading on the NASDAQ Over The Counter Bulletin Board under trading symbol FNLN. The Company's Market Maker is National Capital, LLC, 2804 West Country Club Drive, Oklahoma City, OK 73116.

CERTAIN MARKET INFORMATION

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "FNLN" and commenced its trading under that symbol on November 1, 1998. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions. These bid quotations have not been adjusted retroactively by any stock split.

                                         Common Stock
PERIOD                              HIGH             LOW
------                              ----             ---
Calendar Year 1998
------------------
Fourth Quarter ended 12/31/99       $2.12            $0.37

Calendar Year 1999
------------------
First Quarter ended 3/31/99         $3.50            $0.27
Second Quarter ended 6/30/99        $1.44            $0.28
July 1 - August 31, 1999            $1.34            $0.19


(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii)	There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii)	There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Dividends

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

C.	Holders

As of August 1, 1999, the Company has approximately one hundred eleven (111) stockholders of record.

D.	Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.	Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120 (702) 361-3033.



ITEM 2.  LEGAL PROCEEDINGS

In October 1998, counsel for the United States Securities and Exchange Commission (the "Commission") advised Mr. Robert V. Petry in writing that the staff of the Commission had made a preliminary determination to recommend to the Commission that it authorize the staff to file a civil enforcement action against Robert V. Petry in an appropriate United States District Court for violations of Section 5 of the Securities Act of 1933 seeking injunctive relief, disgorgement, penalties and prejudgment interest. The staff's recommendation is based on Robert V. Petry's alleged actions in connection with Interactive Multimedia Publishers, Inc. including among other things his direct or indirect sales of securities of IMP when no registration statement was in effect as to IMP's securities.

Legal Counsel representing Robert V. Petry, pursuant to Rule 5(c) of the Commission's Rules on Informal and Other Procedures, 17 C.F.R. Section 202.5(c), has submitted a written statement to the Commission that sets forth factual and legal arguments (also known as a "Wells submission") hopefully this will vindicate Robert V. Petry. There are no guarantees as to the outcome of these proceedings, and it is difficult to determine when these proceedings might be completed. The securities issued by IMP to Robert V. Petry are also the subject matter of pending NASD arbitration No. 96-04274 which was initiated by Robert V. Petry two years ago.

Management believes this matter has no relationship or bearing on this Company.

ITEM 3.  SALES OF UNREGISTERED SECURITIES

The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities for a period of one year (unless an affiliate of the Company) may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Affiliates may be required to hold for two years. Non affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. There are a total of 5,448,350 of restricted shares. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales might also impede future financing by the Company.

Since its inception in 1988, the Company has not paid cash dividends on its Common Stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant. As of August 1, 1999 there were approximately one hundred eleven (111) Common Shareholders of record.

Private Placements

Prior to becoming listed on the NASDAQ OTC Bulletin Board, the Company completed an exempt placement of securities of 78,015 shares of common stock, pursuant to a Regulation D, Rule 504 exempt offering, which was commenced on March 12, 1997 with the offering closed on March 13, 1998, resulting in gross offering proceeds of $195,037.50. In connection with this Offering, the Company issued three (3) Stock Purchase Warrants for each share sold during this Offering. This represents 234,045 shares of Common Stock (the "Warrants"). These Warrants are exercisable at $2.50 per share on or prior to November 28, 1999, the expiration date of the Warrants. The Company may call the Warrants for exercise, on fifteen (15) days notice if not exercised by the shareholder prior to the expiration of the fifteen (15) days notice period should the average closing bid price for the Company's Common Stock is equal to or greater than $3.00 per share of Common Stock for any consecutive period of ten (10) consecutive trading days. No Warrants have been exercised as of August 31, 1999.

On March 13, 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 78,015 shares of the Common Stock of the Company to 78 unaffiliated shareholders of record. The Company filed an original Form D on or about Aril 29, 1998 with the Securities and Exchange Commission on or about March 22, 1998. The Company issued 1,000,000 shares of its common stock in January, 1999 for $200,000 in cash and a note receivable in the amount of $590,000. In March, 1999, the Company issued 500,000 shares of its common stock for a note receivable in the amount of $400,000. As of September 30, 1999, the Company has 10,645,477 shares of common stock issued and outstanding held by approximately one hundred eleven (111) shareholders of record.

ITEM 4.  DESCRIPTION OF SECURITIES

A.	Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock, no par value, of which, as of 10,645,477 shares are issued and outstanding and held of record by approximately one hundred eleven (111) stockholders at the date of the preparation of this document per information as supplied by the Company's Transfer Agent, Pacific Stock Transfer. The Company cannot indicate the number of shareholders which exist outside of those who have requested physical delivery of shares or are trading the stock on a daily basis, with any degree of accuracy. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's By-Laws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

(1)	Description of Rights and Liabilities of Common Stockholders

i.	Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii.	Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors.
The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.
Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. There are a total of 20,000,000 authorized regular common shares.

iii.	Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv.	Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v.	Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi.	Redemption rights - no redemption rights exist for shares of common stock.

vii.	Sinking Fund Provisions - No sinking fund provisions exist.

viii.	Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2)	Potential Liabilities of Common Stockholders to State and Local
      Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.   Preferred Stock

The Company has 1,000,000 shares of Preferred Non-Voting Stock at $0.001 par value authorized with none issued nor outstanding.

C.	Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

D.	Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows: 78.751 Indemnification of officers, directors, employees and agents; advance of expenses.

1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders: (b) By the board of directors by majority vote of a quorum consisting o directors who were not parties to act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and endures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a)    FineLine Properties.com, Inc.
      Financial Statements, report from James E. Slayton, CPA;
      and notes to Financial Statements

b) Interim Financial Statements are provided at this time as they are applicable.

c)   	Financial Statements of Businesses Acquired or to be acquired are not provided at this time, as they are not applicable at this time.

d) Proforma Financial Information is not provided at this time, as it is not applicable at this time.

Item 2. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None --  Not Applicable.

Financial Statements


                    FineLine Properties.com, Inc.
                    (A DEVELOPMENT STAGE COMPANY)

                          FINANCIAL STATEMENTS
                          for the period ending
                           September 30, 1999

                           TABLE OF CONTENTS

                                                        PAGE
INDEPENDENT AUDITORS' REPORT..........................  F-1

BALANCE SHEET.........................................  F-2-3

STATEMENT OF OPERATIONS...............................  F-4

STATEMENT OF STOCKHOLDERS' EQUITY.....................  F-5

STATEMENT OF CASH FLOWS...............................  F-6

NOTES TO FINANCIAL STATEMENTS.........................  F-7-9


                        James E. Slayton, CPA
                       3867 WEST MARKET STREET
                             SUITE 208
                         AKRON, OHIO 44333

                   INDEPENDENT AUDITORS' REPORT



Board of Directors                            					November
9, 1999
FineLine Properties.com, Inc. (The Company)
Las Vegas, Nevada 89104

     	I have audited the Balance Sheet of FineLine Properties.com, Inc. (A Development Stage Company), as of December 31, 1998, and provided unaudited interim financials for the period ending September 30, 1999 and the related Stockholders' Equity for the year ended December 31, 1998, and Statement of Operations and Cash Flows for the year ended December 31, 1998 and September 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FineLine Properties.com, Inc., (A Development Stage Company), at December 31, 1998, and the results of its operations and cash flows for the period January 11, 1988 (Date of Inception) to December 31, 1998 and the and for the period ended September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


s/s James E. Slayton
----------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                         Fineline Properties.com, Inc.

                                 BALANCE SHEET
                                    AS AT
                    December 31, 1998 and September 30, 1999

BALANCE SHEET


ASSETS

                                 Unaudited               Audited
                             September 30, 1999      December 31, 1998
                             -------------------     ------------------

Current Assets
Cash                         $       100             $       458
Inventories                            0                       0
                               ---------------------------------

Total Current Assets                 100                     458
Property and Equipment
Furniture and Fixtures           361,126                 341,126
Equipment                         25,869                  25,869
LeaseholdImprovements             10,556                   5,556
                               ---------------------------------

Total Property and Equipment     397,551                  372,551

OTHER ASSETS:
Trademarks                     2,350,000                2,350,000
Other Intangible assets           78,871                   78,871
Organization Costs net
     Of Amortization               2,500                    2,500
                              -----------------------------------

Total Other Assets             2,431,371                2,431,371
                              -----------------------------------

TOTAL ASSETS                 $ 2,829,022              $ 2,804,380



             See accompanying notes to financial statements

                          Fineline Properties.com, Inc.

                                 BALANCE SHEET
                                      AS AT
                    December 31, 1998 and September 30, 1999

BALANCE SHEET


LIABILITIES AND STOCKHOLDERS' EQUITY



                                     Unaudited               Audited
                                 September 30, 1999      December 31, 1999
                                 -------------------     ------------------
Current Liabilities
Accounts Payable                 $         0             $         0
                                 -----------------------------------
Total Current Liabilities                  0                       0

Other Liabilities
Accrued salaries payable             598,306                 474,566
Accrued payable other                180,458                 232,208
Notes payable                          2,500                   2,500
                                 -----------------------------------
Total Long Term Liabilities          781,264                 709,274
                                 -----------------------------------
TOTAL LIABILITIES                    781,264                 781,274

  EQUITY
Common Stock, no par value
authorized 20,000,000 shares       4,493,541               3,303,541
issued and outstanding at
September 30, 1999, 10,645,477
common shares of which 5,448,350
are restricted

Retained Earnings or (Deficit
accumulated during the
development stage)               (1,455,783)              (1,208,435)

Notes Receivable for
common stock                       (990,000)                       0
                                ------------------------------------

Total Stockholders' Equity        2,047,758                2,095,106


TOTAL LIABILITIES AND
OWNER'S EQUITY:                $ 2,829,022              $  2,804,380


           See accompanying notes to financial statements

                           Fineline Properties.com, Inc.

                              STATEMENT OF OPERATIONS
                                    FOR PERIOD

                     January 1, 1999 to September 30, 1999
                     January 1, 1998 to December 31, 1998
              January 11, 1988 (Inception) to December 31, 1998


STATEMENT OF OPERATIONS

                              Unaudited                Audited
                              ---------       --------------------------
                                                               For the Period
                             Nine months    Twelve months      Jan 11, 1988
                             ended Sept 30   ended Dec 31      (Inception) to
                                 1999           1998           Dec 31, 1998
                           ----------------------------------------------------
REVENUE
Revenues                     $   7,500      $   22,544         $   22,544

COSTS AND EXPENSES

Officer's Salaries             123,750         165,000            474,410
Selling, General and
Administrative                 262,834         553,945            756,569
                     -----------------------------------------------------
Total Costs and
Expenses                       386,584         718,945          1,230,979
                     -----------------------------------------------------

Net Ordinary Income
or (Loss)                     (379,084)       (696,401)        (1,208,435)

                      ----------------------------------------------------

Weighted average
number of common
shares outstanding           9,812,144       6,650,238          8,650,238

Net Earnings
Per Share                        -0.04           -0.11              -0.14


                 See Accompanying Notes to Financial Statements

                     FineLine Properties.com, Inc.
                     (A Development Stage Company)
              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                              FOR PERIOD
January 11, 1988 (Date of Inception) to December 31, 1997 and Period ended
                            December 31, 1998

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                       Deficit
                                                     accumulated
                      Common              Additional    during        Total
                      Stock                paid-in    development  Stockholder's
                      Shares       Amount  capital      stage        Equity
                      --------------------------------------------------------

Common Stock issued
for service
January 11, 1988      3,000,000    540,000.00                       540,000.00

   May 26, 1996
Acquisition of Wedge
Trade Mark               80,000    200,000.00                       200,000.00

Acquisition of Moodies,
Taste Buddies, and
Lottery Trade Marks
and Prepaid Services  1,075,000  2,150,000.00                     2,150,000.00

Issued for services
in 1997                 434,790    108,662.00                       108,662.00

Issued for cash
in 1997                  22,040     55,100.00                        55,100.00

Net loss
January 11, 1988
(Inception) to
December 31, 1997                                     (512.034.00) (512,034.00)
                    -----------------------------------------------------------

Balances as at
December 31, 1997    4,611,830  $3,053,762.00 $0.00 ($512,034.00)$2,541,728.00


Issued for cash
in 1998               4,533,647    249,779.00                        249,779.00
January 11, 1988

Net loss
January 1, 1998
to December 31,
1998                                                 ($696,401.00) (696,401.00)
                      ----------------------------------------------------------

Balances as at
December 31,
1998               9,145,477   $3,303,541.00  $0.00 ($1,208,435.00)
$2,095,106.00
                   =============================================================


             See accompanying notes to financial statements

                         FINELINE PROPERTIES.COM, INC.

                           STATEMENTS OF CASH FLOWS
                                 FOR PERIOD

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

STATEMENT OF CASH FLOWS

                                                                  For the Period
                                                                  Jan 11, 1988
                                                                  (Inception) to
                                   September 30   September 30    September 30,
                                     1999             1998             1999
                                   ---------------------------------------------
Cash received from customers       $     7,500    $     16,900    $     30,044

  Cash paid to suppliers and
  employees                            262,834         214,363         537,657
                                   -------------------------------------------

  Cash disbursed for Operating
  Activities                           262,834         214,363         537,657
                                   -------------------------------------------

  Net cash flow provided by
  operating activities                (255,334)       (197,463)       (507,613)


CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of plant assets                   0               0               0
                                   --------------------------------------------
  Net cash used by investing
  activities                                 0               0               0

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of Stock        200,000         194,679         249,779
Advances from individual                54,976               0         257,934
                                   -------------------------------------------

Net cash provided by
   financing activities                254,976         194,679         507,713

Net increase (decrease)
in cash                                   (358)         (2,784)            100

Cash and cash equivalents
beginning of period                        458          13,284               0

Net increase (decrease)
in cash                                   (358)         (2,784)            100

Cash and cash equivalents
balance at end of period                   100          10,500             100


                See accompanying notes to financial statements.

                          Fineline Properties.com, Inc.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS

                             September 30, 1999


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized January 11, 1988(Date of Inception) under the laws of the State of Ohio, as FineLine Properties, Inc. (The Company) has had limited operations and in accordance with SFAS #7, the Company is considered a development stage company. On or about March 30, 1998, the Company effected a reorganization and merger with Fineline Properties.com, Inc. (incorporated under the laws of the State of Nevada, January 12, 1998) which had no assets or liabilities. The Company re-domiciled its location to the state of Nevada. The Company is authorized to issue 20,000,000 shares of its no par value common stock. The Company is authorized to issue 1,000,000 shares of its $.001 par value preferred stock.

The Company has 10,645,677 shares of its common stock issued and outstanding; 5,448,350 of these shares are restricted.

There have been no other issues of common or preferred stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have not been determined except as follows:

1.  The Company uses the accrual method of accounting.

2. The cost of organization, $2,500.00 has been capitalized. Management has elected not to amortize these and other intangible costs until the firm exits its developmental stage.

3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. The Company experienced losses during its last two fiscal tax years. Therefore the Company has not provided for a provision for federal income taxes. The Company will review its need for a provision for federal income tax after each operating quarter. The Company has net operating losses of $1,208,435 at the end of 1998. These losses are due to expire for tax purposes $512,034 in tax year 2012 and $696,401 in tax year 2013.

6. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

7. The Company has not yet adopted certain accounting policies. The effects of not adopting these polices are deemed to be insignificant and immaterial.

                    FineLine Properties.com, Inc.
                    (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS
                        September 30, 1999

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would
be unlikely for the Company to continue as a going concern.   To date,
the Company has directed its efforts to the development of uniqueness and characteristics for its holdings. Company officials have also been engaged in discussions and negotiations with potential strategic alliance partners. In February of 1998, the Company entered into agreement with Marvel Comics whereby certain of the Company's trademarked characters will be licensed to and marketed by Marvel in such venues as animated television series.

NOTE 4 - RELATED PARTY TRANSACTION

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

The Company issued 234,045 warrants in connection with the stock offering of March 13, 1998. These warrants represent a potential 234,045 shares of common stock. These Warrants are exercisable at $2.50 per share on or prior to November 28, 1999, the expiration date of the Warrants. The Company may call the Warrants for exercise if the average closing bid price for the Company's Common Stock is equal to or greater than $3.00 per share of Common Stock for any consecutive period of ten (10) trading days. No warrants have been exercised through August 31, 1999.

The Company issued 1,000,000 shares of its common stock in January, 1999 for $200,000 in cash and a note receivable in the amount of $590,000.00. In March, 1999, the Company issued 500,000 shares of its common stock for a note receivable in the amount of $400,000.00. These notes are being reported as a contra equity account in the shareholder's equity section.

NOTE 6 - YEAR 2000 ISSUE
The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

                      FineLine Properties.com, Inc.
                      (A Development Stage Company)

                      NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999

NOTE 7 - LONG TERM OBLIGATIONS

The Company leases real property at 3250 W Market St., Suite 302,
Fairlawn, Ohio and 110 W Main Street, Kent, Ohio. Rent was paid in the amount of $12,450 for the year ending 12/31/1997 and $19,090 for the year ending 1998.

The Company owes two officers/shareholders of the Company a total of $706,774 in accrued salaries payable and inventory purchase. It will be the policy of Management to retire these legitimate and recognized obligations in such a time and manner as when the Company has determined, at the Board level, that the Company has achieved profitability to the extent that the repayment schedule will not severely impair or adversely affect the Company's cash flow. As such, these liabilities are represented on the financial statements as long-term.

                                 Part III

Item 1.  Exhibit Index
-----------------------------------------------------------------------------
(2)  Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
     Succession.

     2.1  Agreement and Plan of Merger and Reorganization, Filed
          February 23, 1998*

(3)  Articles of Incorporation & By-Laws

     3.1  Articles of Incorporation*

     3.2  By-Laws*

(4)  Instruments Defining the Rights of Security Holders

     4.1 Those included in exhibit 3, and sample of Stock Certificate*

(10) Material Contracts

     10.1 Lease*
     10.2 Marvel Agreement*
     10.3 Boein Co. LTD. Agreement*
     10.4 Employment Agreements with Robert Petry*
     10.5 Employment Agreements with Sidney Rudick*
     10.6 Employment Agreements with Carl White*

(17) Letter of Director Resignation

     17.1 Resignation Letter from Gaye Knowles*


(23) Consent Experts

     23.1  Consent of James E. Slayton, CPA*


(27) Financial Data Schedule

     27.1  Financial Data Schedule*


* Previously filed as an exhibit to the Company's Form 10-SB.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINELINE PROPERTIES.COM, INC.

/s/ Robert Petry
-------------------
ROBERT PETRY,
President and Chairman

Date: November 11, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

FINELINE PROPERTIES.COM, INC.

/s/ Sidney Rudick
------------------------
SIDNEY RUDICK, SECRETARY
Date:  November 11, 1999